July 31, 2006



Via Facsimile (312) 853-7036 and U.S. Mail

Paul L. Choi
Sidley & Austin
One South Dearborn
Chicago, IL  60603

Re:	West Corporation
PREM14A filed July 13, 2006 by West Corp.
SEC File No. 0-21771

Schedule 13E-3 filed by West Corp., Gary and Mary West and
Thomas Barker
SEC File No. 5-49657

Dear Mr. Choi:

We have reviewed the filings listed above and have the following comments. All defined terms have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 13E-3

1. We believe additional filing persons should be added as filers on
the Schedule 13E-3. The entities we believe should be added
include:
(i) Newco; (ii) Thomas H. Lee Partners, L.P.; and (iii) Quadrangle Group LLC. Affiliates of Thomas H. Lee Partners and Quadrangle Group
forming the investor group (as defined on page 15 of the proxy statement) may also need to be added, depending on their relationship to this transaction. The basis for our belief that such entities must
be included on the Schedule 13E-3 is set forth in the Division of Corporation Finance`s "Current Issues and Rulemaking Projects" outline, available on the Commission`s Web site at www.sec.gov. In
Part II.D.3 of that outline, we state that where insiders of the company are engaged in taking it private, and are therefore on both sides of the transaction, a purchaser participating in the transaction may also be deemed to be an affiliate of the issuer. See also Exchange Act Release No. 16075 (August 2, 1979)
("[A]ffiliates
of the seller often become affiliates of the purchaser through means
other than equity ownership as part of the overall sales
transaction....").  Please amend the Schedule 13E-3 to include the identified additional filing persons and their engaged affiliates. If you do not agree that such persons need to be included as filers on the Schedule 13E-3, tell us why in your response letter. Note that if you add additional filing persons on the Schedule 13E-3, the proxy statement must be amended to include all of the required disclosure for each such additional filer.

2. We note the disclosure in the proxy statement to the effect that certain executive officers of West may have the opportunity to own equity in the surviving company after the merger. Please identify these individuals by name and current position with West. Indicate how much (as a percentage) equity of the surviving company they may own. This includes any equity they may earn as equity compensation going forward (see Exhibit C to the merger agreement). Will any members of current management serve on the board of West after the merger? Explain why you have not included these insiders as filing persons on the Schedule 13E-3. See comment 1 above.

3. To the extent that you include additional filing persons on the
Schedule 13E-3 in response to comments 1 and 2 above, please address each of the following comments as to such additional filers, to the extent applicable.

Preliminary Proxy Statement

General

4. Please fill in the blanks throughout the proxy statement.

5. Generally update the proxy statement to discuss contacts with shareholder Polygon Global Opportunities Master Fund.

Summary Term Sheet - Parties Involved in the Proposed Transaction, page 1

6. The affiliates who will own equity in the company after the merger, including Gary and Mary West and Thomas Barker, would appear to be parties involved in the proposed transaction and should be identified here.

Our Directors and Executive Officers Have Interests in the
Transaction that May be Different From, or in Addition to, Interests of West Stockholders Generally, page 5

7. This section should be revised to emphasize and quantify, where possible, the benefits to be received by certain insiders of the Company and not shared by unaffiliated West shareholders stemming from the proposed merger. For example, please quantify or more fully describe the following:


* what percentage of the surviving company will be owned by Gary and
Mary West? Thomas Barker? Other members of management who may own equity going forward?

* what sums will be or could be owed to certain insiders of the company as a result of severance agreements, transaction incentive and retention bonuses, accelerated vesting of options and deferred compensation, etc.?

* what (if any) amounts may be payable regardless of whether this transaction is ultimately consummated?

Adjournment, page 19

8. You state here that if the special meeting is adjourned and the new date, time and place of the adjourned meeting is announced at the original special meeting, you will have no obligation to otherwise provide shareholders with notice of the date, time and place of the adjourned meeting. In your response letter, tell us your authority for this method of notification, which disadvantages those who do not physically attend the meeting. In addition, tell us why you believe it comports with your obligations under Rule 14a-6(h) of Regulation
14A. We may have further comments.

Background of the Merger, page 20

9. In this section, you describe numerous "briefings" related to this transaction by both Morgan Stanley and Goldman Sachs. We note that subsequent disclosure in the proxy statement describes the final work product prepared by these fairness advisors with respect to the fairness of the final consideration provided in the merger agreement.
However, Item 1015 of Regulation M-A encompasses all reports, both oral and written, that are prepared by fairness advisors and that are materially related to this going private transaction. This includes preliminary reports or "status reviews," and reports prepared at early stages of the "auction" process before this transaction had been finalized. In the case of preliminary reports, you may summarizer the material differences between such preliminary reports and the final reports already summarized in the document. Please expand to provide the requested disclosure in an appropriate section of the proxy statement.

10. On page 23, the disclosure indicates that members of West`s management team engaged their own attorneys to represent them "in connection with a potential transaction and any proposed modifications to their employment agreements." See our comments above regarding the possible need to add additional filing persons on the
Schedule 13E-3 and to enumerate in greater detail the benefits to be received by corporate insiders in this transaction. Provide additional details about the role of the management representatives in the structuring and negotiating of this transaction. We may have additional comments.

Reasons for the Merger; Recommendation of the Special Committee
and
of Our Board of Directors... - The West Board of Directors, page
38

11. All of the factors considered by the board, and how it analyzed those factors, should be set out where the recommendation of the board is disclosed. If the board relied in part on the analyses or conclusions of other parties, such as fairness advisors or the special committee, it must expressly adopt those analyses and conclusions. Please revise this section accordingly.

12. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant to the fairness of the consideration to be offered to unaffiliated security holders in a going private transaction. To the extent that one or more of such factors were not considered by filing persons or were considered but granted little weight, this in itself may be an important part of the filer`s fairness analysis that should be described for shareholders.
Please revise to include for each filing person how such filer considered each of the factors listed in Instruction 2 in assessing the fairness of this proposed merger.

13. We note the references to the board`s consideration of the Goldman Sachs fairness opinion in recommending this transaction. However, that opinion does not appear to address fairness to unaffiliated West shareholders as a separate group. For example, the letter from Goldman Sachs attached as Annex C to the proxy statement refers to shareholders of West as a whole. Please advise or revise.

Opinion of Goldman Sachs, page 39

14. For the Goldman Sachs and Morgan Stanley reports, please provide the statements required by Item 1015(c) of Regulation M-A.

15. Refer to Item 1015(b)(4) of Regulation M-A. Confirm that you have provided all required disclosure, including disclosure about contacts between the fairness advisors and the filing persons you may add in response to comments above.

16. Describe the communications from West to its stockholders referenced on page 40.

17. Refer to the second sentence in the last paragraph on page 40. Remove the statement that the disclosure that follows "does not purport to be a complete description of the financial analyses performed by Goldman Sachs." Revise the disclosure as necessary to ensure that it is complete.

18. In this section and in the subsequent section discussing the financial analysis and opinion of Morgan Stanley, projections provided by West are referenced numerous times. Please confirm in your response letter that all of these projections are set forth in the proxy statement. If they are not, please revise to include them.

Position of Gary and Mary West as to the Fairness of the Merger,
page
56

19. The disclosure here states that Mary and Gary West did not engage
a fairness advisor to perform any valuation analysis "for the purpose
of assessing the fairness of the proposed merger." However, Item
1015
of Regulation M-A encompasses any "report, opinion or appraisal" from any outside party that is materially related to the going private transaction. Therefore, Item 1015 is not limited to reports that assess the fairness of the consideration offered. If Gary and Mary West or any other filing person on the Schedule 13E-3 hired an advisor to consider any aspect of this going private transaction, including their own participation in it, this may be encompassed within Item 1015. Please confirm that no such report, opinion or appraisal, either oral or written, was received by any filing person including Gary and Mary West and Thomas Barker. If a report was received, please provide all of the disclosure required by Item 1015.

Position of Thomas B. Barker as to the Fairness of the Merger,
page
58

20. See our comments above. If Mr. Barker did not independently analyze the fairness of this proposed merger, he may rely on the analyses and conclusions of other filing persons. In order to do so, he must expressly adopt those analyses and conclusions. Please revise.

Purposes, Reasons and Plans for West after the Mergers, page 59

21. Describe the reasons for the structure of the transaction, from the perspective of each filing person. See Item 1013(c) of Regulation
M-A. For example, why did Thomas H. Lee Partners and the
Quadrangle
Group insist that Mary and Gary West hold equity in the company after the merger? Why will they hold different classes of equity securities? Is there a potential impact on the entities that control
Newco going forward if this transaction qualifies as a recapitalization?

22. Describe the reasons for the timing of the proposed merger.
See
Item 103(c) of Regulation M-A.

Effect on Ownership Structure of West; Beneficial and Detrimental
Effects, page 60

23. See our comments above concerning the need to identify the members of management who will remain as equity holders of the company after the merger.



Financing - Debt Financing, page 62

24. Update the disclosure about the terms of the senior facilities and the bridge facilities.

25. Discuss plans to repay the sums borrowed to consummate this merger. See Item 1007(d)(2) of Regulation M-A.

Interests of Officers and Directors in the Merger, page 65

26. See comment 6 above concerning the need to clarify and provide more detail about the actual anticipated amounts that may become due to corporate insiders as a result of this proposed merger. Do you expect that any members of senior management who have employment agreements with West will be terminated as a result of this transaction?

Financial Projections, page 76

27. Please summarize the material assumptions that form the basis for the projections disclosed in the proxy statement.

Terms of the Merger Agreement, page78

28. We note your disclosure in the paragraph on page 78 that the "merger agreement contains representations and warranties of Newco and West made to each other as of specific dates." Please be advised that, notwithstanding this implied disclaimer about dates subsequent, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at
(202) 551-3263.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions



cc:	James C. Morphy, Esq. (via facsimile at 212-558-3299)
Paul L. Choi, Esq.
July 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE